

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Dikla Czaczkes Axselbrad
Chief Financial Officer
Compugen Ltd.
72 Pinchas Rosen Street
Tel Aviv, 69512 Israel

     Re: Compugen Ltd.
           Form 20-F
           Filed March 11, 2010
           File No. 000-30902

Dear Ms. Axselbrad:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director